

Mail Stop 3233

December 22, 2017

Via US Mail
Linzie Steinbach
Principal Financial Officer
FRM Investment Management (USA) LLC
452 Fifth Avenue, 26th Floor
New York, NY 10018

> **Re:** **MAN FRM Managed Futures Strategies LLC**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 000-52505**

Dear Ms. Steinbach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operational Overview, page 21

1. We note that the financial statements of Man FRM Managed Futures Strategies, LLC. (the investor fund) have been prepared using a fund of funds presentation. As such, the investor fund's pro-rata share of all expenses of the investee funds are embedded in the net change in unrealized gains (losses) on investment. Please tell us how you considered the need to disclose and discuss these embedded expenses, including any embedded commissions and transaction fees, as part of your analysis of the unrealized gains (losses).

Linzie Steinbach
FRM Investment Management (USA) LLC
December 22, 2017
Page 2

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Eric McPhee at (202) 551-3693 or the undersigned at (202) 551-3438 with any questions.

 Sincerely,

 /s/ Robert F. Telewicz, Jr.

 Robert F. Telewicz, Jr.
 Branch Chief
 Off ice of Real Estate and
 Commodities